Exhibit 6(f)

EMPLOYMENT AGREEMENT

THIS AGREEMENT, dated as of August 29th, 2014 (the “Effective Date”), is by and between Evansville Commerce Bank (the “Bank”), and John M. Schenk (“Schenk”).

RECITALS

WHEREAS, the Bank desires to engage the services of Schenk and Schenk desires to be employed by the Bank;

WHEREAS, the Bank desires to be assured that the unique and expert services of Schenk will be substantially available to the Bank, and that Schenk is willing and able to render such services on the terms and conditions hereinafter set forth; and

WHEREAS, the Bank desires to be assured that the confidential information and goodwill of the Bank will be preserved for the exclusive benefit of the Bank.

AGREEMENT

NOW, THEREFORE, in consideration of such employment and the mutual covenants and promises herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Bank and Schenk agree as follows:

Section 1.                                           Employment and Position. The Bank hereby employs Schenk as Executive Vice President, Chief Financial Officer of the Bank, and Schenk hereby accepts such employment under and subject to the terms and conditions hereinafter set forth. The Bank shall provide Schenk with an office at the main office of the Bank, or such other offices of the Bank as the Bank and Schenk may mutually agree from which to perform his services for the duration of this Agreement. Schenk hereby represents and warrants that he has no agreements with, or obligations to, any party which conflict, or may conflict, with the interests of the Bank or with Schenk’s duties as an employee of the Bank.

Section 2.                                           Duration. This Agreement shall become effective upon the Effective Date and will expire on the third (3rd) anniversary of the Effective Date (the “Term”), unless earlier terminated as provided herein. In the event of termination of employment by either party, neither party shall have any further obligation to the other party, except as specifically provided in this Agreement. Thereafter, unless written notification is given at least ninety (90) days before the expiration of the Term or any subsequent renewal term, this Agreement will automatically renew for successive one year periods (each, a “Renewal Term”). For purposes of this Agreement, when the word “Term” is used alone, it shall collectively refer to the Original Term and all Renewal Term(s). The Bank’s decision not to extend the Term of this Agreement will not be considered a termination of Schenk’s employment, whether with or without Cause, as defined below.

Section 3.                                           Duties. Schenk shall perform services in a capacity and in a manner consistent with Schenk’s position as Executive Vice President, Chief Financial Officer of the Bank, subject to the general supervision of the Chief Executive Officer of the Bank and the Board of Directors of the Bank (“Board of Directors” or “Board”). Schenk hereby agrees to devote his best efforts to the promotion and forwarding of the business and affairs of the Bank during his employment.

Section 4.                                           Compensation. In consideration of the services rendered by Schenk under this Agreement and in exchange for Schenk’s compliance with the restrictions set forth in this Agreement, the Bank agrees to pay Schenk as follows.

Section 4.1                                    Base Salary. Schenk shall receive as compensation for services rendered an annual salary of One Hundred Eighteen Thousand Dollars ($118,000.00) during the Term, or until this Agreement is otherwise terminated (the “Base Salary”), The Base Salary shall be paid in such installments and at such times as the Bank pays its regularly salaried executives and shall be subject to all necessary withholding taxes, FICA contributions and similar deductions. The Bank may review the Base Salary payable to Schenk annually and may, in its sole discretion, increase Schenk’s rate of compensation based on cost of living allowances and merit. Any such increase in Base Salary shall be and become the “Base Salary” for purposes of this Agreement.

Section 4.2                                    Incentive Compensation. During the Term, Schenk shall be entitled to participate in an annual incentive bonus compensation program, the terms of which are included as Exhibit A to this Agreement. In the event of a change in control, as defined in the Change in Control Agreement date as of even date herewith by and between Bank and Schenk incorporated herein by this reference, the annual incentives shall be paid at the time of change as if 100% of the target is met for the year in which the change in control occurs.

Section 4.3                                    Phantom Stock. Upon execution of this Agreement and the CIC Agreement (as defined in Section 6.7, Schenk shall receive an award of 2,778 shares of phantom stock of the Bank (“Phantom Stock”) valued at $5.40 per share. The Phantom Stock granted pursuant to this paragraph shall be subject to the terms and conditions of a Phantom Stock Plan and related award agreement. The Phantom Stock shall be evidenced by a Phantom Stock Award Agreement, which shall have such terms as may be set forth in the award agreement or the plan pursuant to which the Phantom Stock is awarded. The Phantom Stock awarded under this Section 4.3 will vest pro rata over a three year period on each anniversary of the date of the award, with such vesting terms more specifically set forth in a separate Phantom Stock award agreement.

Section 5.                                           Benefits and Obligations. In addition to the compensation detailed in Section 4 of this Agreement, Schenk shall be entitled to the following additional benefits:

Section 5.1                                    Paid Time Off. Schenk shall be entitled to four (4) weeks paid time off per calendar year, such paid time off to extend for such periods and shall be taken at such intervals as shall be appropriate and consistent with the proper performance of Schenk’s duties hereunder. Any unused paid time off shall be treated as set forth in Bank’s Employee Handbook.

Section 5.2                                    Insurance Coverage. During the Term, Schenk will be eligible to participate in all medical, dental, and vision plans at the Bank’s expense, and shall be eligible to participate in any accidental death and dismemberment, long term disability and life insurance benefits under welfare benefit plans, practices, policies and programs, provided by the Bank to similarly-situated executives of the Bank. The participation in such plans, policies and programs shall begin in accordance with the terms of such plans, as they may be amended from time to time.

Section 5.3                                    Reimbursement of Expenses. The Bank will reimburse Schenk for documented business expenses, including cell phone service, country club membership dues, AICPA dues, Indiana CPA Society dues, and the costs associated with continuing education (CPE) requirements in order for Schenk to maintain his CPA license, subject to such reasonable guidelines or limitations provided by the Bank from time to time. Schenk shall comply with such reasonable limitations and reporting requirements with respect to such expenses as the Bank may establish from time to time.

Section 5.4                                    Automobile Allowance. The Bank agrees that during the Term, Schenk will receive an automobile allowance of Six Hundred Fifty Dollars ($650.00) per month or a Bank-provided vehicle. Except for this automobile allowance, the Bank shall not be obligated to pay any other expenditure with respect to the ownership, operations, insurance or maintenance of Schenk’s automobile.

Section 5.5                                    Other Benefit Plans. During Schenk’s employment with the Bank, Schenk shall be entitled to participate in all incentive, savings, retirement and pension plans, practices, policies and programs applicable generally to other Executives of the Bank as such plans, policies and programs are determined by the Board from time to time. Schenk shall receive credit for prior service with the Bank for eligibility and vesting purposes and for qualifying for any additional benefits under such plan.

Section 6.                                           Termination.

Section 6.1                                    Upon Death. This Agreement and Schenk’s employment shall automatically terminate upon the death of Schenk and all rights of Schenk and his heirs, executors and administrators to compensation and other benefits shall cease.

Section 6.2                                    Without Cause. The Bank may terminate Schenk’s employment at any time without Cause (as defined in Section 7.2) effective upon at least thirty (30) days prior written notice to Schenk. Termination without cause shall be defined as a termination for any reason other than “with cause” as it is defined in Section 7.2.

Section 6.3                                    With Cause. The Bank may terminate Schenk’s employment at any time for Cause (as defined in Section 7.2).

Section 6.4                                    With Good Reason. Schenk may terminate this Agreement at any time for Good Reason (as defined in Section 7.2).

Section 6.5                                    Without Good Reason. Schenk may terminate this Agreement at any time without Good Reason (as defined in Section 7.2) effective upon at least thirty (30) days prior written notice to the Bank.

Section 7.                                           Termination Payments and Benefits.

Section 7.1                                    Upon Death, By the Bank with Cause, or By Schenk Without Good Reason. Upon any termination of this Agreement either (i) by Schenk without Good Reason (as defined in Section 7.2), or (ii) by the Bank with Cause (as defined in Section 7.2), or (iii) as a result of Schenk’s death, all payments, salary and other benefits hereunder shall cease at the effective date of termination. Notwithstanding the foregoing, Schenk shall be entitled to receive from the Bank (a) all salary earned or accrued through the date Schenk’s employment is terminated, (b) reimbursement for any and all monies advanced in connection with Schenk’s employment for reasonable and necessary expenses incurred by Schenk through the date Schenk’s employment is terminated, and (c) all other payments and benefits to which Schenk may be entitled under the terms of any applicable compensation arrangement or benefit plan or program of the Bank, including any earned and accrued, but unused paid time off pursuant to Bank policies (collectively, “Accrued Benefits”).

Section 7.2                                    By the Bank Without Cause or By Schenk with Good Reason.

(a)                                 Termination for “Cause” shall mean Schenk’s termination of employment due to or as a result of the following:

(i)                                     Schenk has willfully violated any banking law, rule or regulation, or Schenk has been convicted of any felony or a misdemeanor involving moral turpitude, or Schenk is prohibited from engaging in the business of banking by a governmental regulatory agency having jurisdiction over the Bank. For the purposes of this Agreement and as it may apply to the Change in Control Agreement, moral turpitude shall be defined as any misdemeanor that would negatively affect the reputation of the Executive or the Bank;

(ii)                                  Schenk has willfully failed or refused to carry out the reasonable and lawful instructions of the Bankconcerning material job duties or actions consistent with Schenk’s position and such failure or refusal has continued for a period of ten (10) business days following written notice from the Bank;

(iii)                               Schenk has committed any fraud, embezzlement, misappropriation of funds, misrepresentation, breach of fiduciary duty or other act of dishonesty against the Bank or any of its affiliates; or

(iv)                              Schenk has engaged in gross or willful misconduct resulting in a substantial loss to the Bank or substantial damage to its reputation; provided that in no event will any act or omission by Schenk be considered “willful” for this purpose if taken by Schenk in the reasonable and good faith belief that such act or omission was in the best interest of the Bank.

(b)                                 “Good Reason” shall mean Schenk’s voluntary termination of employment for the reasons stated below. To voluntarily terminate employment for “Good Reason,” Schenk must provide the Bank with written notice of resignation stating with specificity the factors that make such resignation for “Good Reason” not more than ninety (90) days following the condition giving rise to such “Good Reason,” and must provide that the Bank shall have at least thirty (30) days in which to cure such “Good Reason.” For purposes of this Agreement, “Good Reason” shall mean any of the following events:

(i)                                     the Bank effects a material diminution in Schenk’s base compensation and benefits, duties, responsibilities and/or authority, without Schenk’s consent;

(ii)                                  the Bank’s transfer of Schenk’s place of employment to a location more than 25 miles from Schenk’s current place of employment, without Schenk’s consent; or

(iii)                               any action or inaction by the Bank which constitutes a material breach of this Agreement.

If Schenk’s employment is terminated by the Bank without Cause prior to the expiration of the Term, or if Schenk terminates his employment for Good Reason, as long as Schenk does not violate the provisions of Section 8 hereof, in addition to the Accrued Benefits, the Bank will pay to Schenk (1)(A) a payment equal to the remaining Base Salary payable under this Agreement had Schenk remained employed with the Bank through the then remaining Term; provided, however, that if Schenk’s employment terminates pursuant to this Section less than 180 days prior to the expiration of the then-remaining Term, as long as Schenk does not violate the provisions of Section 8 hereof, the Bank will pay to Schenk (B) a payment equal to six months of the Base Salary payable under this Agreement; and (2) a payment equal to a full year’s calculation of the Incentive Compensation accrued pursuant to the terms of this Agreement. Such payment pursuant to Subsection 1(A) or (B) hereof shall begin, and shall be paid in accordance with the normal payroll practices of the Bank, beginning on the next regularly scheduled payroll date following termination.

Section 7.3                                    Accrued Benefits. Notwithstanding anything else herein to the contrary, all Accrued Benefits to which Schenk (or his estate or beneficiary) is entitled shall be payable in cash promptly upon termination of employment, except as otherwise specifically provided herein, or under the terms of any applicable policy, plan or program. For purposes of this Agreement, upon termination of employment, other than for cause, Schenk shall be entitled to receive the equivalent of twelve (12) months of his health insurance premiums.

Section 7.4                                    No Other Benefits. Except as specifically provided in this Section 7, Schenk shall not be entitled to any other compensation, severance or other benefits from the Bank or any of its subsidiaries or affiliates upon the termination of this Agreement for any reason whatsoever, except as provided under the Change in Control Agreement or the Phantom Stock Plan. Acceptance by Schenk of performance by the Bank shall constitute full settlement of any claims that Schenk might otherwise assert against the Bank, its affiliates or any of their respective shareholders, partners, directors, officers, executives or agents relating to such termination.

Section 7.5                                    Survival of Certain Provisions. Provisions of this Agreement shall survive any termination of employment and the Agreement if so provided herein or if necessary or desirable fully to accomplish the purposes of such provision, including, without limitation, the obligations of Schenk under Section 8 hereof. For the avoidance of doubt and notwithstanding anything to the contrary contained herein, Schenk hereby acknowledges and agrees that the obligations of Section 8 shall survive termination of Schenk’s employment irrespective of the reason. Schenk recognizes that, except as expressly provided in this Agreement, no other compensation is earned after termination of employment.

Section 8.                                           Proprietary Information; Post-Termination Covenants.

Section 8.1                                    Proprietary Information. In the course of service to the Bank, Schenk will have access to (i) the identities of the Bank’s existing and prospective customers or clients, including names, addresses, credit status, and pricing levels; (ii) the buying and selling habits and customs of the Bank’s existing and prospective customers or clients; (iii) non-public financial information about the Bank and its affiliates; (iv) product and systems specifications, concepts for new or improved products and other product or systems data; (v) the identities of, and special skills possessed by, the Bank’s and/or its affiliates’ executives; (vi) the identities of and pricing information about the Bank’s and/or its affiliates’ vendors; (vii) training programs developed by the Bank and/or its affiliates; (viii) pricing studies, information and analyses; (ix) current and prospective products and inventories; (x) financial models, business projections and market studies; (xi) the Bank’s and its affiliates’ financial results and business conditions; (xii) business plans and strategies; (xiii) special processes, procedures, and services of the Bank and its affiliates and their vendors; and (xiv) computer programs and software developed by the Bank and/or its affiliates or their consultants, all of which are confidential and may be proprietary and are owned or used by the Bank, or any of its subsidiaries or affiliates. Such information shall hereinafter be called “Proprietary Information” and shall include any and all items enumerated in the preceding sentence and coming within the scope of the business of the Bank or any of its subsidiaries or affiliates as to which Schenk may have access, whether conceived or developed by others or by Schenk alone or with others during the period of service to the Bank, whether or not conceived or developed during regular working hours. Proprietary Information shall not include any records, data or information which are in the public domain during or after the period of service by Schenk provided the same are not in the public domain as a consequence of disclosure directly or indirectly by Schenk in violation of this Agreement.

Section 8.2                                    Fiduciary Obligations. Schenk agrees that Proprietary Information is of critical importance to the Bank and a violation of this Section would seriously and irreparably impair and damage the Bank’s business. Schenk agrees that he shall keep all Proprietary Information in a fiduciary capacity for the sole benefit of the Bank.

Section 8.3                                    Non-Use and Non-Disclosure. Schenk shall not during his employment or at any time thereafter (a) disclose, directly or indirectly, any Proprietary Information to any person other than the Bank or executives thereof at the time of such disclosure who, in the reasonable judgment of Schenk, need to know such Proprietary Information or such other persons to whom Schenk has been specifically instructed to make disclosure by the Board of Directors and in all such cases only to the extent required in the course of Schenk’s service to the Bank, or (b) use any Proprietary Information, directly or indirectly, for his own benefit or for the benefit of any other person or entity, other than the Bank and its affiliates. At the termination of his employment, Schenk shall deliver to the Bank all notes, letters, documents and records which may contain Proprietary Information which are then in his possession or control and shall destroy any and all copies and summaries thereof.

Section 8.4                                    Return of Documents. All notes, letters, documents, records, tapes and other media of every kind and description relating to the business, present or otherwise, of the Bank or its affiliates and any copies, in whole or in part, thereof (collectively, the “Documents”), whether or not prepared by Schenk, shall be the sole and exclusive property of the Bank. Schenk shall safeguard all Documents and shall surrender to the Bank at the time his employment terminates, or at such earlier time or times as the Board or its designee may specify, all Documents then in Schenk’s possession or control.

Section 8.5                                    Non-Competition and Non-Solicitation.

(a)                                 Schenk acknowledges that, as a result of Schenk’s service with the Bank, a special relationship of trust and confidence will develop between Schenk, the Bank and its clients and customers, and that this relationship will generate a substantial amount of goodwill between the Bank and its clients and customers. Schenk further acknowledges and agrees that it is fair and reasonable for the Bank to take steps to protect it from the loss of customer goodwill. Schenk further acknowledges that throughout his service with the Bank, Schenk will be provided with access to and informed of confidential, proprietary and highly sensitive information relating to the Bank’s clients and customers, which is a competitive asset of the Bank, and which enables Schenk to benefit from the goodwill and knowledge of the Bank.

(b)                                 As a condition for Schenk’s access to the Proprietary Information, and the use of the Bank’s goodwill, Schenk promises and agrees that, for a period of twelve (12) months following the date of the termination of employment by the Bank for any reason, Schenk will not, either for himself or in conjunction with others:

(i)                             call upon those employees, customers, or other persons having business relationships with the Bank as of the date of termination of Schenk’s employment with the Bank for the purpose of soliciting or inducing any of such persons to discontinue their relationship with the Bank’s business or of establishing a similar business based relationship with any other person; or

(ii)                        solicit, divert, service, take away or do banking business with, or attempt to solicit, divert, take away or do banking business with in any fashion any of the customers, clients, or patrons of the Bank existing as of the date of termination of Schenk’s employment with Bank.

The restrictions contained in Subsection (ii) hereof are limited to customers, clients, or patrons of the Bank with whom Schenk has done business, performed services for or on behalf of within the twelve (12) month period preceding Schenk’s termination of employment with the Bank, or about whom Schenk has Proprietary Information, including information about which Schenk is aware because of service on the Bank’s Loan Committee. Nothing in this Subsection shall prevent Schenk from calling upon or soliciting those executives, customers or other persons having business relationships with the Bank to do business with Schenk in any business of Schenk not related to banking, investment, or financial services offered by Bank during the term of this Agreement. This restriction shall be limited to the places and counties where Schenk has performed services on behalf of the Bank, whether such services have been in person in such counties, or telephonically or electronically from outside or within such counties.

(iii)                     acquire any interest in (directly or indirectly), charter, operate or enter into any franchise or other management agreement with any insured depository institution that has a location within a fifty (50) mile radius of the Bank’s main office location in Evansville, Indiana (the “Noncompete Area”) (but Schenk may acquire an ownership interest in any publicly-traded depository institution, so long as that ownership interest does not exceed 3% of the total number of shares outstanding of that depository institution, and/or invest in an existing mutual fund that invests, directly or indirectly, in such insured depository institutions.

(iv)                    serve as an officer, director, executive, agent or consultant to any insured depository institution for a location within the Noncompete Area; or

(v)                       establish or operate a branch or other office of an insured depository institution within the Noncompete Area.

(c)                                  Each of the covenants on the part of Schenk contained in this Section shall be construed as an agreement independent of any other covenant set forth herein and independent of any other provision in this Agreement and the existence of any claim or cause of action of Schenk and Bank, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of this covenant.

(d)                                 Nothing in this Agreement shall preclude Schenk from working in a location outside the Noncompete Area even if the new employer has a banking location within the Noncompete Area so long as Schenk is not providing any services for the banking location within the restricted area.

Section 8.6                                    Schenk Acknowledgement of Consideration. Schenk acknowledges that (i) Schenk is receiving valuable consideration under this Agreement in exchange for the restrictions set forth in this Agreement; and (ii) the limitations as to time and scope of activity to be restrained by this Agreement are reasonable and acceptable, and do not impose any greater restraint than is reasonably necessary to protect the goodwill and other business interests, and, on an ongoing basis, the Proprietary Information of the Bank.

Section 9.                                           Remedies of Bank on Breach of Covenants. Schenk acknowledges that the harm and injury to Bank which would be occasioned by Schenk’s failure to abide by the terms of this Agreement shall not be adequately compensated by monetary damages. Schenk agrees that as Bank’s remedy at law would be inadequate, Bank shall be entitled to seek and obtain immediate and permanent injunctive and other equitable relief including but not limited to temporary restraining orders and/or preliminary or permanent injunctions to restrain or enjoin any such violation. These remedies of Bank are in addition to all other relief set forth in this Agreement, available at law, or available in equity. The prevailing party in any legal proceeding seeking to enforce this Agreement shall be entitled to recover reasonable attorneys’ fees and expenses.

Section 10.                                    Severable Provisions. The provisions of this Agreement are severable and the invalidity of any one or more provisions shall not affect the validity of any other provision. In the event that a court of competent jurisdiction shall determine that any provision of this Agreement or the application thereof is unenforceable in whole or in part because of the duration or scope thereof, the parties hereto agree that said court in making such determination shall have the power to reduce the duration and scope of such provision to the extent necessary to make it enforceable, and that the Agreement in its reduced form shall be valid and enforceable to the full extent permitted by law.

Section 11.                                    Notices. All notices hereunder, to be effective, shall be in writing and shall be delivered by hand or mailed by certified mail, postage and fees prepaid, as follows:

If to the Bank:	Evansville Commerce Bank
Attn: Tom Austerman
20 N.W. Fourth Street
Evansville, IN 47708

With a copy to:	Reed S. Schmitt
Rhine Ernest LLP
One Main Street, Suite 600
Evansville, IN 47708

If to Schenk:	John M. Schenk
3299 Forestdale Drive
Newburgh, IN 47630

or to such other address as a party may notify the other pursuant to a notice given in accordance with this Section 11.

Section 12.                                    Miscellaneous.

Section 12.1                             Governing Law; Venue. This Agreement shall be governed and construed under the laws of the State of Indiana, not including the choice of law rules thereof. Any litigation brought whether sounding in contract, tort or otherwise, pursuant to, arising out of, in connection with, related to, or incidental to this Agreement or the rights or obligations evidenced hereby, or otherwise between the parties hereto, shall be brought and maintained exclusively in a federal court or state court of general jurisdiction in Evansville, Vanderburgh County, Indiana, and Schenk does hereby waive all issues of personal jurisdiction or venue for the purposes of carrying out this provision.

Section 12.2                             Amendment. This Agreement may not be amended or revised except by a writing signed by the parties.

Section 12.3                             Assignment and Transfer. The obligations of Schenk may not be delegated and Schenk may not, without the Bank’s written consent thereto, assign, transfer, convey, pledge, encumber, hypothecate or otherwise dispose of this Agreement or any interest herein. Any such attempted delegation or disposition shall be null and void and without effect. The Bank and Schenk agree that this Agreement and all of the Bank’s respective rights and obligations hereunder shall be assigned or transferred by the Bank to and shall be assumed by and become binding upon and may inure to the benefit of any successor to the Bank. The term “successor” shall mean (with respect to either the Bank) any other corporation or other business entity which, by merger, consolidation, stock purchase, purchase of the assets, or otherwise, acquires all or a material part of its assets. Any assignment by the Bank of its respective rights or obligations hereunder to any successor to the Bank shall not be a termination of employment for purposes of this Agreement.

Section 12.4                             Waiver of Breach. A waiver by the Bank or Schenk of any breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any other or subsequent breach by the other party. Under no circumstances shall Schenk be deemed to have waived any rights that are non-waivable under applicable law.

Section 12.5                             Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior understandings and agreements among the parties, whether written or oral.

Section 12.6                             Withholding. The Bank shall be entitled to withhold from any amounts to be paid or benefits provided to Schenk hereunder any federal, state, local, or foreign withholding or other taxes or charges which it is from time to time required to withhold. The Bank shall be entitled to rely on an opinion of counsel if any question as to the amount or requirement of any such withholding shall arise.

Section 12.7                             Assistance in Litigation. Schenk shall make himself available, upon the request of the Bank, to testify or otherwise assist in litigation, arbitration, or other disputes involving the Bank, or any of the directors, officers, executives, subsidiaries, or parent corporations of either, at no additional cost during the term of this Agreement and for the reimbursement of reasonable expenses and compensation for time at any time following the termination of this Agreement.

Section 12.8                             Captions. Captions herein have been inserted solely for convenience of reference and in no way define, limit or describe the scope or substance of any provision of this Agreement.

Section 12.9                             Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and shall have the same effect as if the signatures hereto and thereto were on the same instrument.

Section 12.10                      Review and Consultation. Schenk hereby acknowledges and agrees: (i) has read this Agreement in its entirety prior to executing it; (ii) understands the provisions and effects of this Agreement; (iii) has consulted with such attorneys and advisors and he has deemed appropriate in connection with his execution of this Agreement; and (iv) is executing and entering into this Agreement knowingly and voluntarily.

Section 12.11                      JURY TRIAL WAIVER: THE PARTIES HEREBY WAIVE ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF, IN CONNECTION WITH, RELATED TO, OR INCIDENTAL TO THIS AGREEMENT OR THE OBLIGATIONS EVIDENCED HEREBY, OR OTHERWISE ARISING BETWEEN THE PARTIES HERETO; PROVIDED, HOWEVER, NOTHING CONTAINED HEREIN SHALL BE CONSTRUED AS WAIVING THE RIGHT TO A TRIAL OR HEARING BEFORE A JUDGE.

Section 12.12                      Interpretation. The language in all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning, strictly neither for nor against either the Bank or Schenk, and without implying a presumption that the terms hereof shall be more strictly construed against one (1) party by reason of any rule of construction to the effect that a document is to be construed more strictly against the party who personally or through such party’s agent prepared the same.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as a sealed instrument as of the day and year first above written.

Evansville Commerce Bank

By:	/s/ Thomas L. Austerman
Thomas L. Austerman, President

/s/ John M. Schenk
John M. Schenk

EXHIBIT A

INCENTIVE COMPENSATION PLAN

ANNUAL ACHIEVEMENT INCENTIVE:    SVP, CFO

Incentive Base:	118,000
Max Pool:	25%
Max Pool $:	29,500

	% of Total Pool	0.00%	0%-17.5%	17.5%-25%
Net Income	25%	<90% of Budget	90%-100% of Budget	100%-125% of Budget
Growth	25%	<90% of Budget	90%-100% of Budget	100%-125% of Budget
Non-Interest Expense	25%	>110% of Budget	100%-110% of Budget	95%-100% of Budget
Discretionary	25%	CEO Determines	CEO Determines	CEO Determines